ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

29 MAY 2020

LYN COBLEY RETIRES

Westpac today announced that Lyn Cobley, Chief Executive of Westpac Institutional Bank, is retiring from the bank.

Westpac CEO, Peter King, thanked Ms Cobley for her contribution in leading the Institutional Bank over the last five years. “Lyn navigated institutional banking during a period of intense global competitive pressures and structural changes across these markets following the global financial crisis.

“Under Lyn’s leadership the Westpac Institutional Bank team has worked tirelessly to meet the needs of the bank’s government, corporate and institutional customers, most particularly during the COVID-19 pandemic.”

Ms Cobley said after more than 30 years in banking it was the right time to retire from executive life.

“I have thoroughly enjoyed a long and varied banking career. However, having held executive positions through a number of significant events, including the GFC and this year the COVID-19 pandemic, it is now time to step back and develop a portfolio career, including Board positions,” said Ms Cobley.

Curt Zuber, Group Treasurer will act as Chief Executive Westpac Institutional Bank from 1 July, while an international search is undertaken. Joanne Dawson, Chief Financial Officer, Westpac Institutional Bank & Treasury, will act as Group Treasurer during this period.

Mr Zuber has worked in financial markets for over 30 years and been with Westpac for 25 years. He was appointed Westpac’s Treasurer in 2004. Ms Dawson joined Westpac Treasury in 2003 and was appointed Deputy Treasurer in 2008 where her responsibilities included global funding, group liquidity and balance sheet management. In 2019 she completed a Sloan MSc in Leadership and Strategy at the London Business School.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.